Exhibit 99.27

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Aris Gold Corporation (“Aris Gold”)

c/o Suite 2900 – 550 Burrard Street

Vancouver, British Columbia V6C 0A3

1.2	Executive Officer

The name and business telephone number of the executive officer of the Company who is knowledgeable about the Transaction (as defined below) and this business acquisition report is:

Robert Eckford

Vice President Finance and Chief Financial Officer

604.655.7354

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On April 12, 2022, Aris Gold completed the acquisition of a 20% joint venture interest (with the option to acquire a further 30% interest) in a joint venture company (the “JV Company” or “MIC GMV”), which owns the Soto Norte gold project in Colombia, from MDC Industry Holding Company LLC (“Mubadala”), a wholly-owned subsidiary of the Abu Dhabi based investment company Mubadala Investment Company PJSC (the “Transaction”). Following completion of the Transaction, Aris Gold became the project operator, and the joint venture partners will share project costs on a pro-rata ownership basis.

2.2	Acquisition Date

The closing date of the Transaction was April 12, 2022 (the “Closing Date”).

2.3	Consideration

Aris Gold paid cash consideration of US$50 million on the Closing Date and will pay an additional US$50 million within 12 months of the Closing Date. Aris Gold’s option to acquire an additional 30% interest in the JV Company may be exercised any time within 42 months from Closing Date for a cash payment of US$300 million.

The consideration paid by Aris Gold for the Transaction was funded from a combination of cash on hand together with funds from the issuance of a US$35 million convertible senior unsecured debenture to GCM Mining Corp that is convertible into common shares of Aris Gold at a conversion price of US$1.75 within 18 months from Closing Date.

2.4	Effect on Financial Position

There are no plans or proposals for material changes in Aris Gold’s affairs or the affairs of the acquired business which may have a significant effect on the financial performance and financial position of Aris Gold.

2.5	Prior Valuations

To the knowledge of Aris Gold, no valuation opinion was obtained within the last 12 months by either Aris Gold or the JV Company that is required by applicable Canadian securities legislation or a Canadian exchange or market to support the consideration paid by Aris Gold for the Transaction.

2.6	Parties to Transaction

The Transaction was not made with an informed person, or an associate or affiliate of Aris Gold, as those terms are defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) or other applicable Canadian securities legislation.

2.7	Date of Report

May 11, 2022.

Item 3	Financial Statements and Other Information

Aris Gold will be accounting for its interest in the JV Company using the equity method. As such, pursuant to Section 8.6 of NI 51-102 the Transaction is exempt from the requirement to provide financial statements under Section 8.4 of NI 51-102.

In accordance with the requirements of Section 8.6 of NI 51-102, the financial information contained in Schedule “A” has been derived from audited financial statements of the JV Company as of and for the year ended December 31, 2021, on which KPMG Auditores, S.L. (Spain) expressed an unmodified opinion in their audit report.

Forward-looking Information

This business acquisition report contains “forward-looking information” or “forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including without limitation statements relating to: the additional consideration payments required under the Transaction are forward-looking. Generally, the forward-looking information and forward- looking statements can be identified by the use of forward looking terminology such as “advancing”, “become”, “believe”, “estimate”, “expect”, “forward”, “intend”, “plan”, “potential” or variations of such words and phrases or state that certain actions, events or results “could”, “may”, “might” or “will” or “would” be taken, “occur” or “be achieved”.

Forward looking information and forward looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Gold to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: the ability of the Aris Gold management team to successfully integrate with the current operations, risks related to international operations, risks related to general economic conditions, uncertainties relating to operations during the COVID-19 pandemic, actual results of current exploration activities, availability of quality assets that will add scale, diversification and complement Aris Gold’s growth trajectory; changes in project parameters as plans continue to be refined; fluctuations in prices of metals including gold; the ability to convert mineral resources to mineral reserves; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk), possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; changes in national and local government legislation, taxation, controls, regulations, regulations and political or economic developments in Canada or Colombia, accidents and operations, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals including obtaining required environmental and other licenses, or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which Aris Gold operates, as well as those factors discussed in the section entitled “Risk Factors” in Aris Gold’s most recent AIF available on SEDAR at www.sedar.com.

Although Aris Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. Aris Gold has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Gold disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

Schedule “A”

Audited Summarized Carve-out Consolidated

Financial Information of MIC Global Mining Ventures

MIC GLOBAL MINING VENTURES, S.L.U. AND SUBSIDIARIES

Summarized Carve-out Consolidated Financial Information

(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2021	2020

Total assets	$363,642	$361,674
Total liabilities	$(379,594)	$(347,971)
Revenue	$-	$-
Net profit/(loss)	$(29,655)	$(22,244)

Aris Gold acquired 20% of the outstanding shares of MIC Global Mining Ventures, S.L.U. and its subsidiaries (“MIC GMV”), and as such has a 20% proportionate interest in the summarized carve-out consolidated financial information above. There is no contingent issuance of securities by MIC GMV that will affect Aris Gold’s share of profit or loss.

As at December 31, 2021, the total liabilities of MIC GMV include a shareholder loan of $344 million (December 31, 2020: $328 million). In accordance with the terms of the underlying transaction agreements, this loan is for MIC GMV’s account and therefore is excluded from the proportionate interest acquired by Aris Gold. The transaction agreements require that the consideration paid and to be paid by Aris Gold (as detailed in section 2.3 of the Business Acquisition Report) for its interest in MIC GMV be used by MIC GMV to settle the shareholder loan.

The summarized carve-out consolidated financial information of MIC GMV does not include the following items that are specifically excluded under the terms of the underlying transaction agreements:

•

the investment in Minas de Aguas Teńidas, S.A.U. (“MATSA”), and the income, expenses, assets, liabilities and equity related thereto. MIC GMV sold its interest in MATSA prior to the closing of the Transaction (but subsequent to December 31, 2021) and therefore was not acquired by Aris Gold; and

•

the holding of shares of Galway Metals Inc. and Galway Gold Inc. (the “Galway Shares”). As part of the agreed reorganization steps being undertaken under MDC Industry Holdings LLC (“Mubadala”) control, the holdings of Galway Shares will be transferred to Mubadala for $nil consideration.

The financial information above has been derived from audited financial statements of MIC GMV as of and for the year ended December 31, 2021, on which KPMG Auditores, S.L. (Spain) expressed an unmodified opinion in their audit report.